United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15

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OMB Number: 3235-0167

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-18756
Western Water Company

(Exact name of registrant as specified in its charter)
102 Washington Avenue, Point Richmond, California, 94801

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: 13
Pursuant to the requirements of the Securities Exchange Act of 1934, Western Water Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: February 17, 2006
/s/ Michael Patrick George
By: Michael Patrick George
Title: President, Chief Executive Officer and Chief Financial Officer
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
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     On May 24, 2005, Western Water Company (the “Company”) filed a voluntary petition in the United States Bankruptcy Court, Northern District of California, Oakland Division seeking reorganization relief under Chapter 11 of the Bankruptcy Code (the “Court”) (Case Number 05-42839). The Court confirmed the Company’s Plan of Reorganization (the “Plan”) on February 6, 2006. No timely objections to the Plan were filed or served. The effective date of the Plan is February 17, 2006 (the “Effective Date”).
     Pursuant to the Plan, the Common Stock of the Company will be cancelled without consideration on the Effective Date. The holders of Series F Convertible Redeemable Preferred Stock of the Company will receive $260,000 in cash in exchange for the cancellation of Series F Stock on the Effective Date. The holders of Series C Convertible Redeemable Preferred Stock of the Company (the “Series C Stock”) will receive shares of Class A Common Stock (the “Class A Common Stock”) of the reorganized company (the “Reorganized Company”) on the Effective Date. After the Effective Date, the Reorganized Company will have authorized 25,000 shares of capital stock, of which 20,000 shares will be designated as Class A Common Stock, a portion of which will be issued to the former holders of Series C Stock with the remainder being un-issued on the Effective Date, and 5,000 shares will be designated as preferred stock of the Reorganized Company, none of which will be issued or outstanding immediately after the Effective Date.
     In light of the fact that subsequent to the Effective Date and after implementation of the Plan, the Reorganized Company will have less than 300 holders of its capital stock, the Company requests termination of its registration and will not continue to report under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.